May 23, 2006

Mara Ransom
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549

Re: Carolina Investment Partners, Schedule TO-T filed May 1, 2006 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers SEC File No. 5-80878

Dear Ms. Ransom:

Thank you for your letter dated May 8, 2006 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

     1. The recognition of the change of address does not trigger the transfer restrictions because it does not transfer ownership of the Units. It just changes the address to which reports and distributions are sent. The checks are still made payable to the record holder, which hasn't changed. However, our letters of transmittal provide us with a power of attorney to cash that check, so we have "effective" ownership of the Units without triggering the restriction. Thus, from a tax standpoint, the transaction has been completed--it is a sale, just not recognized by the general partner yet. The tendering unitholder has no economic rights remaining and has disposed of all of its interest in the Units. There are no implications to the tendering unitholder, who has liquidated the investment.

Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.

Very Truly Yours,


Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com